LIZHAN ENVIRONMENTAL CORPORATION

Safe Harbor Statement  This presentation includes or incorporates by reference statements that constitute forward‐looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward‐looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management’s plans, goals and objectives for future operations and growth. In some cases, you can identify forward‐looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward‐looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.

Company Profile Issuer: Lizhan Environmental Corporation Exchange: NasdaqGM Proposed Symbol: LZEN Securities Offered: Common Shares Recent Price*: $3.25 P.E. Ratio*: 4.34 Shares Outstanding**: 11.08M Net Income 2010: $8.19M Net income 2009: $2.73M EPS: $0.74 * as of 3/3/2011 ** as of year‐end 12/31/2010

About Lizhan Mission Statement We are engaged in the research and development, production and sale of quality leather and related products from leather scraps at competitive prices. Our mission is to become a leading green materials manufacturer that provides high‐quality recycled and affordable products for global rapidly growing consumer market.  Founded in Dec. 2005 by the founder who has over 20 years industry experience. Approximately 380 employees Globally patented leather products from leather scrap 180+ Chinese and 20+ international customers 100+ suppliers mostly located in close proximity to facility Chinese patents: 10 granted and 2 under application International patents on collagen fiber to produce the new product Evergreen Leather 18 granted and 8 under application

Investment Highlights Proprietary technology addressing the environmental problem of leather scraps Proven new product development capabilities with internationally and Chinese patented technologies. Strategic location with good access to raw materials and manufacturing customer base. Established distribution channels and strong customer recognition. Experienced management team and leadership. Track record of high growth and increasing profitability.

2010 Financial Highlights 2010 net income increased 199.7% to $8.2 million from $2.7 million in 2009 2010 revenue increased 114.3% to $46.3 million from $21.6 million in 2009 2010 gross profit increased 201.2% to $11.3 million 2010 operating income increased 264.6% to $8.4 million 2010 basic and fully diluted earnings per share increased to $0.74

Strong Margin Profile Market Improvements Primarily Due to New Product Introductions and Economies of Scale Evergreen Product to Continue the Growth Trajectory

Income Statement Summary (in thousands) 2009 2008 2010 Net Revenues $13,124 $21,613 $46,321 Cost of sales (10,629) (17,869) (35,042) Gross Margin 19.0% 17.3% 24.3% R & D Expenses (32) (65) (137) Selling Expenses (260) (322) (635) G & A Expenses (Excluding R&D) (590) (1,054) (2111) Operating Margin 12.3% 10.7% 18.1% Interest Income (Expense), net (106) (146) (273) Provision for Income Taxes (1) ‐ (912) Net Margin 11.3% 12.6% 17.6% Operating Income $ 1,613 $ 2,303 $ 8,397 Gross Profit $ 2,495 $ 3,744 $ 11,278 Net Income $ 1,486 $ 2,731 $ 8,157

Growth Strategy Leverage on proprietary technologies, develop new products and new application markets Expanding production capacity Building an international “Green Leather” brand Strengthening our relationships with key customers and diversifying our customer base Pursuing strategic expansion &/or acquisition

Extension of company Eco Green Products  Recycled Leather Flocked Fabric About half of the raw materials is made from recycling leather scraps. Leather waste functioned as the reinforcing filler to the PU fabric. 1 Chinese utility model patent granted & 1 Chinese invention patent under application. Launched in 2009 and currently accounting for 70% of our revenue.  Now ready  Evergreen Leather (New Product) Reconstituted Evergreen LZ collagen fiber leather made from almost entirely recycling leather scraps. Leather scraps dissembled into collagen fibers and recomposed or weaved into fabric according to the natural leather structure.  Global patents filed in 18 countries. 2 Chinese invention patents granted and 1 Chinese invention patent under application.  We expect Eco‐Green Products to account for an increasingly higher percentage of our revenue and profit.

Leverage on unique features of Collagen Fibre Expand product line using existing Non-woven production facility Establish collagen fiber as the 5th natural fiber after cotton, silk, linen & wool   Non-Woven Leather (after post treatment) Filling (after Webbing) Weaving Collagen Fibre Yarn Skin Friendly Rate of Moisture Regain Anti-bacteria Fire resistant Now ready

We Produce Fabrics for Growing Consumer End-Markets Burgeoning Demand in the Evergreen Leather Furniture Automotive Furniture Footwear Luggage and bags Apparel Collagen fiber based radiation‐proof clothing Clean Vehicles (Green Cars) Eco‐fashion Apparel Home and bedding products filler materials

Broad & Reputable Customer Base  180+ Chinese Customers and 20+ International Customers  Revenue by Geographic Breakdown  Domestic Chinese Customers Export Customers  24% 76%  Government Endorsements  Named as a "Priority Project" by the Zhejiang Government in 2010. Tax and other benefits  A NYSE listed US based furniture upholstery manufacturer and distributor  A US based furniture upholstery manufacturer and distributor  A US based home furnishing manufacturer and distributor  A Hong Kong listed Chinese leather products and furniture manufacturer  Wanvog Furniture, a subsidiary of USbased Ashley Furniture Industries Inc.  A Chinese manufacturer of leather products and furniture  A Chinese manufacturer specialized in producing sofa

For a greener world 创享绿色生活
LZEN

Experienced Management Team

Mr. Jianfeng Liu - Founder, Chairman & Chief Executive Officer
- Over 20 years of experience in the textile related industries
- EMBA from Zhejiang University

Ms. Shan Cui - Chief Financial Officer
- Experienced CFO in textile industry
- Finance executive with 15 years international and domestic experience
- MBA from Georgia State University

Mr. Liwen Zhang - CTO
- **Over 25 years of research experience in leather industry**
- **Former Professor at Handan Textile Workers' College**
- **Graduated from Handan College**

Mr. Jianfu Ma - Financial Controller
- Over 20 years of experience in auditing and tax advisory
- China Certified Tax Agent and Member of Chinese Institute of Certified Public Accountants
- Bachelors Degree in accounting and financial management from Hunan University

Mr. Edward Sun – Corporate Development Director
- Veteran in business development with over 20 years experience